Mail Stop 3561

July 3, 2006

Mr. Marios Pantazopoulos
Energy Infrastructure Acquisition Corp.
c/o Schwartz & Weiss, P.C.
457 Madison Avenue
New York, N.Y. 10022

> RE: **Energy Infrastructure Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **File No. 333-131648**
> **Filed June 13, 2006**

Dear Mr. Pantazopoulos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note that your revised disclosure indicates that you will be issuing a convertible note to an off-shore entity controlled by Mr. Sagredos. Please revise to disclose the name of this entity and disclose additional information about its status. This discussion should include, at a minimum, the number of other investors in this entity and their status with respect to your claimed Regulation S placement. Please revise accordingly your disclosure under Item 15 of Form S-1.

Prospectus Cover Page

2.   The staff was unable to locate any change on the cover page responsive to our prior comment 6 from our letter dated May 30, 2006. Accordingly, we reissue the comment. In light of your subsequent risk factor disclosure, please modify the statement that "your public stockholders will receive the full purchase price of $10.00 per unit … upon the earlier of the dissolution and liquidation of our company or a business combination." Also, please revise the statement to explain when public stockholders would receive the $10.00 per unit upon a business combination. In this regard it would appear confusing to disclose that the public stockholders would receive the full purchase price of $10.00 per unit when, in the event of liquidation, the company would be obligated to repay the loans in the amount of $3,925,000 which would reduce the per unit price to $9.83.   Please revise to clearly present the information or advise us why no revision is necessary.

Prospectus Summary, page 1

3.   Please reconcile your page 9 disclosure that you "cannot provide investors with assurances of a specified timeframe for the consummation or completion of a dissolution and liquidation" with your page 8 disclosure that you will dissolve and "promptly" distribute your funds pursuant to the terms of your trust agreement and Delaware law. We also note your usage of "immediately" on page 52 in a related disclosure. In this regard we are seeking a more definitive timeframe for the return of investor funds and the dissolution of the company. While we acknowledge the uncertainty associated with the timing of the proxy solicitation a "not to exceed [insert timeframe]" may be warranted. Please advise or revise as appropriate.

4.   We note your response to our prior comment 10 from our letter dated May 30, 2006. In reviewing your response we were unable to locate the modified disclosure responsive to the question. Please advise.

Additional Issuable Shares and Loans, page 2

5.   Please discuss the purpose of the founder's loan of $250,000 and the convertible loan of $3,675,000.

Redemption rights for stockholders voting to reject a business combination, page 8

6. In regards to the stockholders' rights to redeem their common stock for $10.00 per share, please explain whether the interest earned and the repayment of the loans will be made on a pro rata basis in relation to all of the shares sold in this offering. If not, please explain how the interest earned and reductions made upon the funds held in trust, will proportionally affect the amount received by the public stockholders that redeem their common stock.

Risk Factors, page 14

7. In Risk Factor 5 you state that your "directors will be personally liable to the extent of their pro rata beneficial interest in [y]our company …" Please revise to clarify the date on which this beneficial ownership has been fixed and confirm whether the sum of these ownership interests equals 100%.

8. In your new risk factor on page 17 you state that "[t]he timing of the consummation of these procedures (which may not confirm to the time frames set forth above) …" Please explain the nature of this disclosure.

Use of Proceeds, page 32

9. We note your response to our prior comment 17 from our letter dated May 30, 2006. Please incorporate the text of your response, starting with "[a]lthough it is unable to estimate …" in your Use of Proceeds discussion. Alternatively, please advise us why no revision is necessary.

10. The staff notes that the company will repay a $300,000 loan to Mr. Sagredos with the proceeds not held in trust and that, almost simultaneously, the company will borrow $250,000 from him. Please disclose the business purpose of structuring these payments this way.

11. We note that the company has added line items reflecting proceeds from the convertible loan borrowing and also the payment of interest on the loan. However, the company has not presented a line item reflecting the repayment of this loan – please advise.

12. On page 35 you disclose that "[i]t is possible that [y]our existing stockholders could advance [the company] the additional funds …" Please clarify whether there is any agreement, or obligation whereby your existing stockholders would advance these funds.

Redemption rights, page 52

13.   Please reconcile the disclosure in this subsection with the disclosure on page 8 under the subheading "Redemption rights for stockholders voting to reject a business combination." For example, please discuss the effect that the repayment of the loans will have upon the redemption price per share.

Other

14.   Please use bold type for your heading on page 52 "Dissolution and liquidation if no business combination" to make the presentation consistent with your page 47 heading "Effecting a Business Combination."

Underwriting, page 78

15.   We note your response to our prior comment 29 from our letter dated May 30, 2006. However, we were unable to locate where you have updated your disclosure in response to this comment. Please advise.

Principal Stockholders, page 67

16.   In your response to our prior comment 28 from our letter of May 30, 2006 you indicate that the restrictions applying to "initial stockholders" will also apply to Mr. Kremos and Mr. Blumen. Please advise us where this disclosure is located and confirm that conforming changes have been made to all underlying documents.

Item 15. Recent Sales of Unregistered Securities

17.   The staff partially reissues its prior comment 34 from our letter of May 30, 2006. Please update your discussion to address the issuance of the convertible note to an entity controlled by Mr. Sagredos and the options issued to Mr. Sagredos. This discussion should address the exemption relied upon and the facts supporting your conclusion.

18.   Please update your disclosures to address the transfer of shares from Messrs. Sagredos and Theotokis to Energy Corp.

Note 2 – Proposed Offerings, page F-9

19.   Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it

appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Exhibits

Exhibit 10.16

20.   In response to our prior comment 36 you indicate that you have revised your document consistent with Item 402 of Regulation S-K. However, we were unable to locate the tables required by Item 402(b) and (c). The staff notes that the company has indicated that its fiscal year end will be December 31, 2006 and accordingly the tables required in this Item are not currently required. Please confirm that the company will provide this disclosure in the future as required. In addition, please revise your "Executive Compensation" discussion on page 65 to address the number of options granted, the dollar value of the grants and the quarterly expense associated with the same.

Exhibit 10.19 Assignment and Assumption of Subscription Agreement

21.   In reviewing the assignment agreement between Mr. Sagredos and Energy Corp. we noted "that the Assignment shall not be effective if the Assignee does not have financial resources sufficient to meet the obligations of the Subcriber …" We also note that Mr. Sagredos controls Energy Corp. and accordingly may be able to influence whether Energy Corp. has the requisite financial resources. Please revise your disclosure to address the uncertainty associated with the assignment agreement and the underlying private placement.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Raquel Howard at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc.   Mitchell Nussbaum
        (212) 407-4000 (facsimile)